EXHIBIT 99.1
STRONG MIX AND PERSONALIZATIONS SUSTAIN Q3 GROWTH AND FURTHER 2026 GUIDANCE UPGRADE

•Net revenues of Euro 1,896 million, up 7% versus prior year (up 10% at constant currency(1))
•Operating profit (EBIT)(1) of Euro 563 million, with Operating profit (EBIT) margin of 29.7%, up 12% versus prior year (up 23% at constant currency)
•Net profit of Euro 431 million and diluted EPS at Euro 2.44
•EBITDA(1) of Euro 753 million, with EBITDA margin of 39.7%, up 12% versus prior year (up 20% at constant currency)
•Industrial free cash flow(1)(2) of Euro 567 million, up 43% versus the prior year

“Uniqueness, innovation and focus: three key factors to keep the promises of our last Capital Markets Day. Deliveries of our F80 supercar and personalizations, led by the Ferrari 296 Speciale family, support our robust financial growth and reflect our clients’ ever-deepening desire to make each Ferrari uniquely their own. Building on this solid foundation, we are further raising our full-year guidance,” said Benedetto Vigna, CEO of Ferrari. “Our order book now reaches into 2028, and we still have two more launches to come this year. In addition, we continue to create engaging events around the world to further tighten the bonds with our clients and partners across Racing, Sports Cars and Lifestyle”.

For the three months ended				(In Euro million,	For the nine months ended
September 30,				unless otherwise stated)	September 30,
2026	2025	Change			2026	2025	Change
1,896	1,766	130	7%	Net revenues	5,682	5,344	338	6%
563	503	60	12%	Operating profit (EBIT)	1,716	1,597	119	7%
29.7%	28.4%	130 bps		Operating profit (EBIT) margin	30.2%	29.9%	30 bps
431	382	49	13%	Net profit	1,307	1,219	88	7%
2.45	2.14	0.31	14%	Basic EPS (in Euro)	7.40	6.83	0.57	8%
2.44	2.14	0.30	14%	Diluted EPS (in Euro)	7.39	6.82	0.57	8%

753	670	83	12%	EBITDA	2,230	2,072	158	8%
39.7%	37.9%	180 bps		EBITDA margin	39.2%	38.8%	40 bps
567	396(2)	171	43%	Free Cash Flow from Industrial Activities	1,496	1,214(2)	282	23%

1    The term EBIT is used as a synonym for Operating profit. Adjusted metrics equaled the reported ones, since there were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented. Refer to specific paragraph on non-GAAP financial measures.
2    Free cash flow from industrial activities for the three and nine months ended September 30, 2025 have been re-presented to include Euro 32 million mainly related to withholding taxes, which were paid in the third quarter.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), November 3, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary unaudited results(3) for the third quarter and nine months ended September 30, 2026.

Business dynamics in Q3 2026
Within Sports Cars, the business performance continued to benefit from the enrichment of the product mix and the increased contribution of personalizations. In the quarter, deliveries were 3,368 units as Ferrari continued to execute its planned model change-over. Deliveries of the Amalfi, the 296 Speciale, the 12Cilindri Spider and the Purosangue increased, the 849 Testarossa and the 296 Speciale Aperta continued their ramp-up phase, and the 849 Testarossa Spider commenced deliveries. The Roma Spider, the 296 GTS and the SF90 XX family phased out. Shipments of the F80 progressed in line with plans.
Following the launch of the 12Cilindri Manuale at the beginning of July, client engagement experiences continued in the quarter, with the record-setting auction of the Ferrari Luce “Chassis 0” at Monterey Car Week and the digital debut of the track model 296 GT3 Modificata.
Racing revenues increased in the quarter, mainly driven by higher sponsorships and a positive contribution from the rental of engines to other Formula 1 racing teams. The quarter also reflected Ferrari’s continued competitiveness in motorsport, with podium finishes recorded by both Scuderia Ferrari in Formula 1 and the 499P Hypercar in the FIA World Endurance Championship. In the quarter, the Hypersail project made further progress, including the flying monohull entering its final construction phase.
Lifestyle initiatives were rich in the quarter, including the capsule collection launched for the Monza Grand Prix, the continued evolution of tailored experiences offered through Casa Ferrari and the Fan Zones, as well as the launch of the Sketch Body, a distinctive project within the Collectibles offer that celebrates the intersection of art, innovation and heritage.

3    These results have been prepared in accordance with the IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS Accounting Standards as adopted by the European Union

Total net revenues
Net revenues for Q3 2026 were Euro 1,896 million, up 7% (up 10% at constant currency). Revenues from Cars and spare parts were Euro 1,586 million, up 7%, thanks to a richer sports cars mix and higher personalizations. Sponsorship, commercial and brand revenues reached Euro 220 million, up 4%, mainly attributable to higher sponsorships and lifestyle activities, partially offset by lower Formula 1 commercial revenues linked to the prior year Formula 1 ranking. Other revenues also grew in the quarter, mostly reflecting rental of engines to other Formula 1 racing teams. Foreign exchange impact, net of currency hedges, resulted in a negative effect primarily due to the US Dollar and the Japanese Yen.

For the three months ended				(Euro million)	For the nine months ended
September 30,					September 30,
		Change					Change
2026	2025	at constant			2026	2025	at constant
		currency					currency
1,586	1,479	7%	10%	Cars and spare parts(4)	4,771	4,522	6%	8%
220	211	4%	7%	Sponsorship, commercial and brand(5)	647	607	7%	8%
90	76	18%	17%	Other(6)	264	215	22%	24%
1,896	1,766	7%	10%	Total net revenues	5,682	5,344	6%	9%

Operating profit (EBIT) and EBITDA
Q3 2026 Operating profit (EBIT) was Euro 563 million, up 12% versus the prior year (up 23% at constant currency) and with an Operating profit (EBIT) margin of 29.7%. The increase was mostly attributable to a positive product mix – mainly supported by the F80 – and higher personalizations. This was partially offset by higher depreciation and amortization, in line with the start of production of new models and increased marketing expenses. Q3 2026 EBITDA reached Euro 753 million, up 12% versus the prior year (up 20% at constant currency) and with an EBITDA margin of 39.7%.

For the three months ended				(Euro million)	For the nine months ended
September 30,					September 30,
		Change					Change
2026	2025	at constant			2026	2025	at constant
		currency					currency
753	670	12%	20%	EBITDA	2,230	2,072	8%	13%
563	503	12%	23%	Operating profit (EBIT)	1,716	1,597	7%	15%

4    Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts
5    Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including lifestyle collections, merchandising, licensing and royalty income
6    Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams

The decrease in net financial expenses for the quarter was mostly driven by a positive net foreign exchange effect. The effective tax rate(7) in the quarter was 23.0%, mainly reflecting the estimate of the benefit attributable to the new Patent Box. As a result, the Net profit in the quarter increased to Euro 431 million and the diluted earnings per share reached Euro 2.44, compared to Euro 2.14 in Q3 2025.
Industrial free cash flow in the quarter was strong at Euro 567 million, sustained by profitability and a positive change in working capital, partially offset by capital expenditures(8).
Net Industrial Cash(1) as of September 30, 2026 was Euro 219 million, compared to a Net Industrial Debt position of Euro 131 million as of June 30, 2026, also reflecting the share repurchases for Euro 173 million.

2026 guidance further upgraded, based on the updated assumptions:
•Stronger personalizations than initially expected
•Lower than anticipated currency headwinds, net of hedges
•Second place in the Formula 1 Championship

Confirmed the below, compared with 2025:
•Significant model change-over to shape the year and positive product mix
•Higher racing and lifestyle revenues
•Increased brand investments, as well as racing and digital expenses
•Higher D&A in line with start of production of new models

Our guidance is based on current visibility on the Middle East crisis effects.

(€B, unless otherwise stated)	UPGRADED 2026 GUIDANCE	PREVIOUS 2026 GUIDANCE	2025
NET REVENUES	~7.65	~7.60	7.15
ADJ. EBITDA (margin %)	≥3.00 ≥39.2%	≥2.97 ≥39.0%	2.77 38.8%
ADJ. OPERATING PROFIT (EBIT) (margin %)	≥2.285 ≥29.8%	≥2.26 ≥29.5%	2.11 29.5%
ADJ. DILUTED EPS (€)	≥9.85(9)	≥9.68(10)	8.96(11)
INDUSTRIAL FCF	Up to 1.65	≥1.55	1.54

7    In Q3 2026 the effective tax rate benefits from the new Patent Box regime regulated by Law Decree No. 146 and effective from October 22, 2021, which provides for a 110% super tax deduction for costs relating to eligible intangible assets
8    Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 – Leases
9    Calculated using the weighted average diluted number of common shares as of September 30, 2026 (176,510 thousand)
10    Calculated using the weighted average diluted number of common shares as of June 30, 2026 (176,804 thousand)
11    Calculated using the weighted average diluted number of common shares as of December 31, 2025 (178,321 thousand)

Subsequent events:
•From October 1, 2026, to October 30, 2026, the Company purchased 176,262 common shares for total consideration of €61.5 million. The share repurchases were made under the third tranche of the multi-year share buyback program of approximately €3.5 billion expected to be executed by 2030, as announced during the Capital Markets Day held in October 2025. At October 30, 2026, the Company held in treasury 2,038,689 common shares, corresponding to 1.15% of issued common shares and 0.87% of issued share capital (including special voting shares).

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles. From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.
Forward Looking Statements
In this document, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. This document, and in particular the section entitled “2026 Guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: our ability to preserve and enhance the value of the Ferrari brand; our ability to attract and retain qualified personnel; the success of our racing activities; our ability to keep pace with advances in high performance automotive technology, and meet the challenges and costs of continually integrating leading-edge innovations into our car portfolio over time, while continuing to create distinctive and desirable designs for our new models; increases in costs, including as a result of increasingly stringent fuel economy, emissions and safety standards, disruptions of supply or shortages of components and raw materials; our ability to successfully carry out our controlled volume and growth strategy, while increasing our presence in growth market countries; changes in general economic conditions (including changes in the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation; trading policies and tariffs; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; our ability to preserve the value of our cars over time and our relationship with the automobile collector and enthusiast community; disruptions at our manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; our ability to maintain the functional and efficient operation of our information technology systems and to defend against the risk of cyberattacks; the ability of our current management team to operate and manage effectively, and the reliance upon a number of key members of executive management and employees; the performance of our dealer network on which we depend for sales and services; product warranties, product recalls and liability claims; the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly; the performance of our lifestyle activities; our ability to protect our intellectual property rights and to avoid infringing the intellectual property rights of others; changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate; our continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; our ability to ensure that our employees, agents and representatives comply with applicable law and regulations; exchange rate fluctuations, interest rate changes, credit risk and other market risks; our ability to service and refinance our debt; our ability to provide or arrange for adequate access to financing for our clients and dealers, and associated risks; the adequacy of our insurance coverage to protect us against potential losses; potential conflicts of interest due to director and officer overlaps with our largest shareholders, and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Ferrari Media & PR
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Earnings call
On November 3, 2026, at 3:00 p.m. CET, management will hold a conference call to present the Q3 2026 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.

Appendix and non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies. Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

Shipments(12)(13)

For the three months ended			Shipments	For the nine months ended
September 30,			(units)	September 30,
2026	2025	Change (units)		2026	2025	Change (units)
1,487	1,449	38	EMEA	4,801	4,796	5
1,050	1,045	5	Americas	2,867	3,060	(193)
143	248	(105)	Mainland China, Hong Kong and Taiwan	583	759	(176)
688	659	29	Rest of APAC	1,919	1,873	46
3,368	3,401	(33)	Total Shipments	10,170	10,488	(318)

12    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales
13    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia

Key performance metrics and reconciliations of NON-GAAP financial measures

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2026	2025		2026	2025
1,896	1,766	Net revenues	5,682	5,344
902	882	Cost of sales	2,711	2,586
173	160	Selling, general and administrative costs	522	469
251	222	Research and development costs	714	680
8	2	Other expenses/(income), net	27	20
1	3	Result from investments	8	8
563	503	Operating profit (EBIT)	1,716	1,597
4	13	Financial expenses/(income), net	19	34
559	490	Profit before taxes	1,697	1,563
128	108	Income tax expenses	390	344
23.0%	22.0%	Effective tax rate	23.0%	22.0%
431	382	Net profit	1,307	1,219
2.45	2.14	Basic EPS (€)	7.40	6.83
2.44	2.14	Diluted EPS (€)	7.39	6.82
753	670	EBITDA	2,230	2,072
738	658	of which EBITDA (Industrial activities only)	2,187	2,040

Total net revenues, EBITDA and Operating profit (EBIT) at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
	2026			2026
2026	at constant		2026	at constant
	currency			currency
1,586	1,588	Cars and spare parts	4,771	4,835
220	220	Sponsorship, commercial and brand	647	647
90	89	Other	264	268
1,896	1,897	Total net revenues	5,682	5,750

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
	2026			2026
2026	at constant		2026	at constant
	currency			currency
753	759	EBITDA	2,230	2,283
563	569	Operating profit (EBIT)	1,716	1,769

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2026	2025	Change		2026	2025	Change
431	382	49	Net profit	1,307	1,219	88
128	108	20	Income tax expense	390	344	46
4	13	(9)	Financial expenses/(income), net	19	34	(15)
190	167	23	Amortization and depreciation	514	475	39
753	670	83	EBITDA	2,230	2,072	158
-	-	-	Adjustments	-	-	-
753	670	83	Adjusted EBITDA	2,230	2,072	158

Adjusted Operating profit or Adjusted Earnings Before Interest and Taxes or Adjusted EBIT represents Operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2026	2025	Change		2026	2025	Change
563	503	60	Operating profit (EBIT)	1,716	1,597	119
-	-	-	Adjustments	-	-	-
563	503	60	Adjusted Operating profit (EBIT)	1,716	1,597	119

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2026	2025	Change		2026	2025	Change
431	382	49	Net profit	1,307	1,219	88
-	-	-	Adjustments	-	-	-
431	382	49	Adjusted net profit	1,307	1,219	88

Basic and diluted EPS(14) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million, unless otherwise stated)	For the nine months ended
September 30,				September 30,
2026	2025	Change		2026	2025	Change
430	381	49	Net profit attributable to the owners of the Company	1,305	1,217	88
175,730	178,148		Weighted average number of common shares (thousand)	176,309	178,340
2.45	2.14	0.31	Basic EPS (in Euro)	7.40	6.83	0.57
-	-	-	Adjustments	-	-	-
2.45	2.14	0.31	Adjusted basic EPS (in Euro)	7.40	6.83	0.57
175,931	178,348		Weighted average number of common shares for diluted earnings per common share (thousand)	176,510	178,540
2.44	2.14	0.30	Diluted EPS (in Euro)	7.39	6.82	0.57
-	-	-	Adjustments	-	-	-
2.44	2.14	0.30	Adjusted diluted EPS (in Euro)	7.39	6.82	0.57

Capex and R&D

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2026	2025		2026	2025
226	230	Capital expenditures(8)	715	693
118	106	of which capitalized development costs(15) (A)	352	326
151	138	Research and development costs expensed (B)	451	444
269	244	Total research and development (A+B)	803	770
100	84	Amortization of capitalized development costs (C)	263	236
251	222	Research and development costs as recognized in the consolidated income statement (B+C)	714	680

14    The weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)
15    Capitalized as intangible assets

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets of our financial services activities.

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2026	2025		2026	2025
737	588	Cash flow from operating activities	2,037	1,830
(226)	(230)	Investments in property, plant and equipment and intangible assets	(715)	(693)
511	358	Free Cash Flow	1,322	1,137
(56)	(38)	Free Cash Flow from Financial Services Activities	(174)	(77)
567	396	Free Cash Flow from Industrial Activities(16)	1,496	1,214

Net Industrial (Debt)/Cash, defined as total Debt less Cash and Cash Equivalents (Net (Debt)/Cash), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net (Debt)/Cash of Financial Services Activities). Net Debt of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

(Euro million)	Sept. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025
Debt	(3,122)	(3,166)	(2,929)	(2,884)
of which lease liabilities as per IFRS 16	(156)	(157)	(161)	(162)
Cash and Cash Equivalents	1,729	1,486	1,857	1,467
Net (Debt)/Cash	(1,393)	(1,680)	(1,072)	(1,417)
Net (Debt)/Cash of Financial Services Activities	(1,612)	(1,549)	(1,460)	(1,385)
Net Industrial (Debt)/Cash	219	(131)	388	(32)

16        Free cash flow from industrial activities for the three and nine months ended September 30, 2025 has been re-presented to include Euro 32 million mainly related to withholding taxes, which were paid in the third quarter. Starting from the three and six months ended June 30, 2026 the free cash flow from industrial activities excludes withholding taxes.